Exhibit 99.5

BRIDGEPORT VENTURES INC. CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JULY 31, 2012 AND 2011 (EXPRESSED IN CANADIAN DOLLARS) (UNAUDITED)

Bridgeport Venture Inc.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	As at	As at
	July 31,	April 30,
	2012	2012

ASSETS

Current assets
Cash and cash equivalents (note 5)	$17,321,073	$17,810,583
Amounts receivable and other assets (note 6)	160,272	160,455
Available-for-sale investments (note 7)	16,125	24,250
Total current assets	17,497,470	17,995,288

Interest in exploration properties and deferred exploration expenditures (note 8)	4,208,534	4,208,534
Equipment (note 9)	-	17,055
Total assets	$21,706,004	$22,220,877

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities (notes 10 and 16)	$114,762	$97,233

Equity
Share capital (note 11)	31,364,501	31,364,501
Reserves	7,877,592	8,089,028
Accumulated other comprehensive loss	(12,000)	(3,875)
Accumulated deficit	(17,638,851)	(17,326,010)
Total equity	21,591,242	22,123,644
Total equity and liabilities	$21,706,004	$22,220,877

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Nature of operations and going concern (note 1)
Commitment and contingencies (note 18)
Subsequent events (note 19)

Approved on behalf of the Board:

(Signed) "Hugh Snyder", Director

(Signed) "Graham Clow", Director

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

For the three months ended July 31,	2012	2011

Operating expenses
General and administrative (note 15)	$359,103	$648,129
Total general and administrative expenses	(359,103)	(648,129)
Interest income	59,754	71,639
Foreign exchange gain (loss)	844	(106,216)
Write-off of equipment (note 9)	(15,776)	-
Net loss from continued operations	(314,281)	(682,706)
Net loss from discontinued operation (note 3)	-	(1,085,826)
Net loss for the period	$(314,281)	$(1,768,532)
Net loss from continued operations	(314,281)	(682,706)
Unrealized (loss) gain on available-for-sale investment, net of tax of $nil	(8,125)	(12,000)
Net loss and comprehensive loss from continued operations	(322,406)	(694,706)
Net loss and comprehensive loss from discontinued operation (note 3)	-	(1,085,826)
Net loss and comprehensive loss for the period	$(322,406)	$(1,780,532)
Basic and diluted net loss per share - continued operations (note 12)	$(0.01)	$(0.01)
Basic and diluted net loss per share - discontinued operation (note 12)	$(0.00)	$(0.02)
Weighted average number of common shares outstanding-basic and diluted	50,579,600	50,579,600

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

For the three months ended July 31,	2012	2011

Operating activities
Net loss for the period	$(314,281)	$(682,706)
Adjustments for:
Amortization	1,279	1,747
Share-based payments	(209,996)	283,356
Write-off of equipment	15,776	-
Non-cash working capital items:
Amounts receivable and other assets	183	(9,373)
Amounts payable and other liabilities	17,529	(76,733)
Cash flow used in discontinued operation (note 3)	-	(35,823)
Net cash used in operating activities	(489,510)	(519,532)

Investing activities
Expenditure on exploration properties	-	(2,145,368)
Cash flow used in discontinued operation (note 3)	-	(367,377)
Net cash used in investing activities	-	(2,512,745)

Net change in cash and cash equivalents	(489,510)	(3,032,277)
Cash and cash equivalents, beginning of period	17,810,583	22,870,894
Cash and cash equivalents, end of period	$17,321,073	$19,838,617

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in Canadian dollars)
(Unaudited)

Equity attributable to shareholders

		Reserves		Accumulated
				other
	Share		Share-based	comprehensive	Accumulated
	capital	Warrants	payments	income	deficit	Total

Balance, April 30, 2011	$31,364,501	$5,604,011	$2,395,717	$175,000	$(9,485,653)	$30,053,576
Share-based payments
Officers and directors	-	-	238,978	-	-	238,978
Employee	-	-	7,570	-	-	7,570
Consultants	-	-	36,808	-	-	36,808
Unrealized loss on available-for-sale securities, net of tax	-	-	-	(12,000)	-	(12,000)
Net loss for the period	-	-	-	-	(1,768,532)	(1,768,532)

Balance, July 31, 2011	$31,364,501	$5,604,011	$2,679,073	$163,000	$(11,254,185)	$28,556,400

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statements of Changes in Equity (continued)
(Expressed in Canadian dollars)
(Unaudited)

Equity attributable to shareholders

		Reserves		Accumulated
				other
	Share		Share-based	comprehensive	Accumulated
	capital	Warrants	payments	loss	deficit	Total

Balance, April 30, 2012	$31,364,501	$5,604,011	$2,485,017	$(3,875)	$(17,326,010)	$22,123,644
Share-based payments
Officers and directors	-	-	(201,585)	-	-	(201,585)
Employee	-	-	(6,425)	-	-	(6,425)
Consultants	-	-	(1,986)	-	-	(1,986)
Expiration of stock options	-	-	(1,440)	-	1,440	-
Unrealized loss on available-for-sale securities, net of tax	-	-	-	(8,125)	-	(8,125)
Net loss for the period	-	-	-	-	(314,281)	(314,281)

Balance, July 31, 2012	$31,364,501	$5,604,011	$2,273,581	$(12,000)	$(17,638,851)	$21,591,242

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of operations and going concern

Bridgeport Ventures Inc. (the “Company” or "Bridgeport") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in the United States and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The primary office of the Company is located at 401 Bay Street, Suite 3101, Toronto, Ontario, M5H 2Y4.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and restrictions and political uncertainty.

These unaudited condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. The Company has incurred losses in the current and prior periods, with a net loss of $314,281 for the three months ended July 31, 2012 and has an accumulated deficit of $17,638,851 to July 31, 2012 (April 30, 2012 -$17,326,010). As at July 31, 2012, the Company had cash and cash equivalents of $17,321,073 and working capital of $17,382,708. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and condensed consolidated interim statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies

(a)	Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended April 30, 2012.

The policies applied in these unaudited condensed consolidated interim financial statements are based on IFRSs issued and outstanding as of September 14, 2012, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed consolidated interim financial statements as compared with the most recent annual financial statements as at and for the year ended April 30, 2012. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending April 30, 2013 could result in restatement of these unaudited condensed consolidated interim financial statements.

(b)	New standards not yet adopted and interpretations issued but not yet effective

There are no relevant changes in accounting standards applicable to future periods other than as disclosed in the most recent annual statements as at and for the year ended April 30, 2012.

3.	Discontinued operation

During the year ended April 30, 2012, the Company committed to a plan to pursue the sale of its subsidiary Rio Condor Resources S.A. ("Rio Condor") and discontinued this operation since it was no longer in the Company's commercial objectives. Consequently, the operating results and cash flows of Rio Condor have been presented distinctly. The Company sold the interests it owned in Rio Condor on March 31, 2012 for cash consideration of US$62,100 ($61,412). The Company recorded a gain on disposal of $59,657 in the consolidated financial statements during the year ended April 30, 2012.

Statement of loss and comprehensive loss of the discontinued operation for the three months ended July 31, 2012 and 2011:

Three months ended July 31,	2012	2011
General and administrative	$-	$19,220
Total general and administrative expenses	-	(19,220)
Write-off of Rosario exploration property interests and related receivables	-	(1,074,572)
Foreign exchange gain	-	7,966
Net loss and comprehensive loss from discontinued operation	$-	$(1,085,826)

Statement of cash flows used in discontinued operation:

Three months ended July 31,	2012	2011
Cash flows used in operating activities	$-	$(35,823)
Cash flows used in investing activities	-	(367,377)
	$-	$(403,200)

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

4.	Acquisition of Premier Royalty

On June 28, 2012, the Company entered into a non-binding letter of intent that sets forth the basic terms of a business combination by Bridgeport of Premier Gold Mines Limited’s ("Premier Gold") wholly-owned subsidiary, Premier Royalty Corporation ("Premier Royalty") (the "Business Combination"). The letter of intent was replaced by a binding business combination agreement (the "Business Combination Agreement") entered into by Premier Gold, Premier Royalty and the Company on August 7, 2012 (see note 19).

In addition, in connection with the Business Combination, the common shares of Bridgeport will be consolidated on the basis of one post-consolidation Bridgeport share for every 4 existing Bridgeport shares. The dollar figures and amounts referenced below do give effect to the consolidation. The options and existing warrants of Bridgeport will also be adjusted to reflect the consolidation of Bridgeport shares and the distribution of Bridgeport Warrants.

Pursuant to the Business Combination, Bridgeport will issue shares to Premier Gold in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments). Bridgeport will also issue warrants to its existing shareholders on the basis of 0.375 of a warrant for each common share of Bridgeport held by such shareholders (on a post-consolidation basis). Each whole warrant (a “Bridgeport Warrant”) will be exercisable at a price of $2.00 per post-consolidation Bridgeport share for a period commencing on the date that is six months following the completion of the Business Combination and ending on the date that is four years following completion of the Business Combination, subject to early expiry upon the occurrence of certain events. Premier Gold has previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a one-time right in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport (at a price of $1.40 per unit, on a post-consolidation basis), each such unit consisting of one post-consolidation common share of Bridgeport and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will receive up to an additional 2.8 million Bridgeport Warrants less the number of Bridgeport Warrants issued to Premier Gold pursuant to the conversion right set out above and an additional 1.4575 million Bridgeport Warrants which shall be exercisable until October 7, 2014. Also, convertible securities of Premier Royalty granted to certain vendors of royalty interests will convert into common shares or warrants of Bridgeport in connection with the Business Combination.

Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Business Combination. Bridgeport shall be entitled to two seats on the resulting Board of Directors.

On July 10, 2012, Premier Gold announced the closing of a private placement (the "Financing") by Premier Royalty, of an aggregate $11,500,000 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum. The convertible debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by Premier Royalty, including the closing of the Business Combination. If the Business Combination is completed, the convertible debentures will convert into Bridgeport units at a price of $1.40 per unit. Each unit will consist of one common share of Bridgeport and 0.375 of a Bridgeport Warrant, which warrants will have the same terms as the Bridgeport Warrants discussed above. The proceeds will be used for royalty acquisitions and working capital.

In connection with the Business Combination Agreement, all of the outstanding stock options shall expire on or before the 90th day following the effective date of the Business Combination.

The Business Combination is subject to, among other things, approval of Bridgeport’s shareholders and, regulatory approvals including approval of the TSX. CIBC World Markets Inc. is acting as financial advisor to Premier Gold and Premier Royalty in connection with the Business Combination and PowerOne Capital Markets Limited is acting as financial advisor to Bridgeport in connection with the Business Combination.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

5.	Cash and cash equivalents

	As at	As at
	July 31,	April 30,
	2012	2012

Cash	$5,057	$79,195
Cash equivalents	17,316,016	17,731,388
Total	$17,321,073	$17,810,583

6.	Amounts receivable and other assets

	As at	As at
	July 31,	April 30,
	2012	2012

Sales tax receivable	$56,246	$38,459
Amounts receivable	61,638	61,513
Prepaid expenses	42,388	60,483
	$160,272	$160,455

7.	Available-for-sale investments

On October 25, 2011, Bridgeport received 25,000 common shares of Gondwana Gold Inc.("Gondwana") in accordance with the terms of an agreement signed between the Company and Gondwana. The 25,000 common shares received were valued at $10,125 on October 25, 2011 based on the bid price on October 25, 2011. As of July 31, 2012, the bid price of Gondwana was $0.225 resulting in a loss of $4,125 for the three months ended July 31, 2012 which was recorded in other comprehensive loss as at July 31, 2012. At July 31, 2012, the shares of Gondwana were valued at $5,625 using the bid price of the security.

On December 7, 2011, 100,000 common shares of Orsa Ventures Corp. ("Orsa") were received in accordance with an option agreement signed between the Company and Orsa. The 100,000 common shares received were valued at $18,000 on December 7, 2011 based on the bid price on December 7, 2011. As of July 31, 2012, the bid price of the Orsa shares was $0.105 resulting in a loss of $4,000 for the three months ended July 31, 2012 which was recorded in other comprehensive loss as at July 31, 2012. At July 31, 2012, the shares of Orsa were valued at $10,500 using the bid price of the security.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

8.	Interest in exploration properties and deferred exploration expenditures

Three months ended July 31, 2012

	Nevada
	Properties
	(USA)(1)	Total

Opening balance	$4,208,534	$4,208,534

Ending balance	$4,208,534	$4,208,534

Three months ended July 31, 2011

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)	Total

Opening balance	$6,430,690	$171,596	$975,725	$7,578,011
Acquisition	-	-	(87,906)	(87,906)
Exploration	1,924,059	351	(65,587)	1,858,823
Write-off of exploration properties	-	-	(822,232)	(822,232)

Ending balance	$8,354,749	$171,947	$-	$8,526,696

(1)As at July 31, 2012, Orsa Ventures Corp. has fulfilled its first year obligation by spending $150,000 on exploration expenditures on the Ashby Gold Property, which is part of the Nevada Properties.

9.	Equipment

	Computer		Office		Machinery and
Cost	equipment	Software	equipment	Structures	equipment	Total
Balance, April 30, 2011	$30,234	$315	$1,788	$15,567	$5,057	$52,961
Balance, July 31, 2011	30,234	315	1,788	15,567	5,057	52,961
(Disposal)	(2,970)	(315)	(1,788)	(15,567)	(5,057)	(25,697)
Balance, April 30, 2012	27,264	-	-	-	-	27,264
Write-off of equipment	(27,264)	-	-	-	-	(27,264)
Balance, July 31, 2012	$-	$-	$-	$-	$-	$-

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

9.	Equipment (continued)

	Computer		Office		Machinery and
Accumulated amortization	equipment	Software	equipment	Structures	equipment	Total
Balance, April 30, 2011	$4,825	$158	$219	$3,207	$1,650	$10,059
Amortization	1,906	39	79	618	255	2,897
Balance, July 31, 2011	6,731	197	298	3,825	1,905	12,956
Amortization	4,640	30	74	587	237	5,568
(Disposal)	(1,162)	(227)	(372)	(4,412)	(2,142)	(8,315)
Balance, April 30, 2012	10,209	-	-	-	-	10,209
Amortization	1,279	-	-	-	-	1,279
Write-off of equipment	(11,488)	-	-	-	-	(11,488)
Balance, July 31, 2012	$-	$-	$-	$-	$-	$-

	Computer		Office		Machinery and
Carrying value	equipment	Software	equipment	Structures	equipment	Total
Balance, April 30, 2011	$25,409	$157	$1,569	$12,360	$3,407	$42,902
Balance, July 31, 2011	$23,503	$118	$1,490	$11,742	$3,152	$40,005
Balance, April 30, 2012	$17,055	$-	$-	$-	$-	$17,055
Balance, July 31, 2012	$-	$-	$-	$-	$-	$-

10.	Amounts payable and other liabilities

	As at	As at
	July 31,	April 30,
	2012	2011

Falling due within the year
Trade payables	$10,537	$18,084
Accrued liabilities	104,225	79,149
	$114,762	$97,233

11.	Share capital

a)	Authorized share capital

The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)	Common shares issued

There were no changes to the issued share capital during the periods as follow:

	Number of
	common
	shares	Amount

Balance, April 30, 2011, July 31, 2011, April 30, 2012 and July 31, 2012	50,579,600	$31,364,501

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

12.	Net loss per common share

The calculation of basic and diluted loss per share from continued operations and discontinued operation for the three months ended July 31, 2012 and 2011 was based on the loss attributable to common shareholders from continued operations of $314,281 and $682,706, respectively, the loss attributable to common shareholders from discontinued operation of $nil and $1,085,826, respectively, and the weighted average number of common shares outstanding of 50,579,600 and 50,579,600, respectively. Diluted loss per share for the period ended July 31, 2012 did not include the effect of 28,825,000 warrants (2011 - 28,825,000) and 4,492,500 stock options (2011 - 5,037,500) as they are anti-dilutive.

13.	Warrants

The following table reflects the continuity of warrants for the period ended July 31, 2012:

	Number of
	warrants	Amount
Balance, April 30, 2011, July 31, 2011 April 30, 2012 and July 31, 2012	28,825,000	$5,604,011

The following table reflects the actual warrants issued and outstanding as of July 31, 2012:

Number of
Warrants		Grant date ($)
Outstanding		fair value	Exercise Price ($)	Expiry Date

6,575,000		374,925	0.50	October 7, 2014
12,590,000		3,225,959	1.50	December 1, 2012
8,625,000		1,622,699	1.40	December 20, 2012
1,035,000	(1)	380,428	1.00	December 20, 2012

28,825,000		5,604,011	1.22

(1) Each exercisable to acquire one unit, each unit consisting of one common share and one-half of one warrant with each whole warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012.

14.	Stock options

The shareholders of the Company approved the stock option plan on December 18, 2007. Up to such number of common shares as is equal to 10% of the aggregate number of common shares issued and outstanding from time to time may be reserved for issue upon the exercise of options granted pursuant to the stock option plan.

The purpose of the stock option plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

Stock options may be granted under the stock option plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the common shares may be listed or may trade from time to time. The total number of common shares which may be reserved for issuance to any one individual under the stock option plan within any one year period shall not exceed 5% of the outstanding issue. The maximum number of common shares which may be reserved for issuance to insiders under the stock option plan, any other employer stock option plans or options for services, shall be 10% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The maximum number of common shares which may be issued to insiders under the stock option plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of common shares which may be issued to any one insider and his or her associates under the stock option plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the common shares outstanding at the time of the grant (on a non-diluted basis).

The maximum number of stock options which may be granted to any one consultant under the stock option plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any persons performing investor relations services under the stock option plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options issued may not be less than the fair market value of the common shares at the time the option is granted, less any allowable discounts.

The following reflects the continuity of stock options for the period ended July 31, 2012:

		Weighted Average
	Number of	Exercise Price
	Stock Options	($)

Balance, April 30, 2011	4,565,000	1.06
Granted(16)(17)	472,500	0.54
Balance, July 31, 2011	5,037,500	1.01
Granted (18)	215,000	0.50
Forfeited (5)(14)	(196,666)	1.34
Expired (1)(5)(14)	(548,334)	1.01
Balance, April 30, 2012	4,507,500	0.98
Expired (18)	(15,000)	0.50
Balance, July 31, 2012	4,492,500	0.98

(1)On August 20, 2009, the Company granted 700,000 stock options to officers and directors of the Company exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. 500,000 of these stock options expire on August 20, 2014 and the remaining 200,000 stock options expired on January 7, 2012. During the year ended April 30, 2012, 200,000 stock options expired unexercised and as at April 30, 2012, 500,000 stock options remain outstanding. The grant date fair value of $56,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the three months ended July 31, 2012 $nil (three months ended July 31, 2011 - $nil) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

(2)On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest as to one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the three months ended July 31, 2012, $nil (three months ended July 31, 2011 - $7,226) was expensed to share-based payments.

(3)On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.6% and an expected maturity of 5 years. For the three months ended July 31, 2012, $nil (three months ended July 31, 2011 - $8,612) was expensed to share-based payments.

(4)On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three months ended July 31, 2012, $nil (three months ended July 31, 2011 - $12,603) was expensed to share-based payments.

(5)On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. During the year ended April 30, 2011, 16,667 of these options expired and 8,333 of these options were forfeited and during the year ended April 30, 2012, 166,666 options were forfeited, 166,667 options expired on November 30, 2011 and the remaining 166,667 expired on December 12, 2011. As of July 31, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three months ended July 31, 2012, $nil (three months ended July 31, 2011 - $21,005) was expensed to share-based payments.

(6)On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 90%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the three months ended July 31, 2012, $nil (three months ended July 31, 2011 - $15,953) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

(7)On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. During the year ended April 30, 2011, 66,667 of these stock options expired and 33,333 of these stock options were forfeited and as of July 31, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three months ended July 31, 2012, $nil (three months ended July 31, 2011 - $nil) was expensed to share-based payments.

(8)On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.47% and an expected maturity of 5 years. For the three months ended July 31, 2012, $nil (three months ended July 31, 2011 - $1,897) was expensed to share-based payments.

(9)On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. During the year ended April 30, 2011, 16,666 of these stock options expired and 33,334 were forfeited and as of July 31, 2012, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 87%, risk-free rate of return of 2.81% and an expected maturity of 5 years. For the three months ended July 31, 2012, $nil (three months ended July 31, 2011 - $nil) was expensed to share-based payments.

(10)On September 23, 2010, the Company granted 400,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 81%, risk-free rate of return of 2.11% and an expected maturity of 5 years. For the three months ended July 31, 2012, $11,494 (three months ended July 31, 2011 - $33,884) was expensed to share-based payments.

(11)On December 21, 2010, the Company granted 1,600,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 77%, risk-free rate of return of 2.17% and an expected maturity of 5 years. For the three months ended July 31, 2012, ($212,785) (three months ended July 31, 2011 - $118,513) was credited to share-based payments.

(12)On January 7, 2011, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 76%, risk-free rate of return of 2.24% and an expected maturity of 5 years. For the three months ended July 31, 2012, $4,894 (three months ended July 31, 2011 - $14,675) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

(13)On March 15, 2011, the Company granted 35,000 options exercisable at $0.85 to an employee of the Company with an expiry date of March 15, 2016. These options expired subsequent to July 31, 2012 (see note 19). The options vest as to on-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,375 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the three months ended July 31, 2012, ($2,137) (three months ended July 31, 2011 - $1,433) was credited to share-based payments.

(14)On March 15, 2011, the Company granted 55,000 options exercisable at $1.00 to employees of the Company with an expiry date of March 15, 2016. During the year ended April 30, 2012, 30,000 options were forfeited and 15,000 expired unexercised on September 14, 2011. As at July 31, 2012, 10,000 options remaining outstanding. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $16,720 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the three months ended July 31, 2012, ($1,089) (three months ended July 31, 2011 - $2,106) was credited to share-based payments.

(15)During the year ended April 30, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director was modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant to the Company. During the year ended April 30, 2012, the 200,000 stock options expired unexercised (see Note 14(1)).

(16)On June 8, 2011, the Company granted 55,000 options exercisable at $0.85 to an employee and a consultant of the Company with an expiry date of June 8, 2016. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $11,550 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 72%, risk-free rate of return of 2.05% and an expected maturity of 5 years. For the three months ended July 31, 2012, ($1,722) (three months ended July 31, 2011 - $4,688) was credited to share-based payments.

(17)On July 26, 2011, the Company granted 417,500 options exercisable at $0.50 to certain directors, officers, employees and consultants of the Company with an expiry date of July 26, 2016. Subsequent to July 31, 2012, 10,000 of these options expired (see note 19). The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of 5 years. For the three months ended July 31, 2012, ($5,854) (three months ended July 31, 2011 - $40,761) was credited to share-based payments.

(18)On September 6, 2011, the Company granted 215,000 options exercisable at $0.50 to certain employees of the Company with an expiry date of September 6, 2016. During the three months ended July 31, 2012, 15,000 options were cancelled and expired unexercised on July 29, 2012. As at July 31, 2012, 200,000 options remaining outstanding. The options vest as to one-third on the date of grant and one-third after the first and second anniversaries of the date of grant. The grant date fair value of $61,920 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 70%, risk-free rate of return of 1.24% and an expected maturity of 5 years. For the three months ended July 31, 2012, ($2,797) (three months ended July 30, 2011 - $nil) was credited to share-based payments.

Due to the expected expiry of all unexercised stock options on or before 90 days after the effective date of the Business Combination (see note 4), the Company revised its estimate of the stock option forfeiture rate. This resulted in recording a net credit of $209,996 to share-based payments expense (see note 15).

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

Details of the stock options outstanding at July 31, 2012 are as follows:

			Weighted average
			remaining contractual
Number of	Exercisable		life (years) for	Weighted average
stock	stock	Exercise	number of stock	grant date fair	Expiry
options	options	price ($)	options granted	value per option ($)	date

500,000	500,000	0.35	2.05	0.08	August 20, 2014
200,000	200,000	1.20	2.28	0.86	November 12, 2014
250,000	250,000	1.20	2.30	0.82	November 17, 2014
300,000	300,000	1.40	2.35	1.00	December 7, 2014
250,000	250,000	2.15	2.45	1.52	January 11, 2015
25,000	25,000	2.40	2.51	1.81	February 1, 2015
400,000	266,667	1.05	3.15	0.68	September 23, 2015
1,600,000	1,066,667	1.00	3.39	0.59	December 21, 2015
250,000	166,667	1.00	3.44	0.47	January 7, 2016
35,000	23,333	0.85	3.62	0.33	March 15, 2016
10,000	6,667	1.00	3.62	0.30	March 15, 2016
55,000	36,667	0.85	3.86	0.21	June 8, 2016
417,500	278,333	0.50	3.99	0.29	July 26, 2016
200,000	66,667	0.50	4.10	0.29	September 6, 2016

4,492,500	3,436,668	0.98	3.08	0.60

The weighted average exercise price of exercisable stock options as at July 31, 2012 is $1.01 (April 30, 2012 - $1.03) .

15.	General and administrative

For the three months ended July 31,	2012	2011
Share-based payments (note 14)	$(209,996)	$283,356
Business development	394,548	6,047
Professional fees (note 16)	61,616	48,572
Reporting issuer costs	37,423	24,546
Salaries and benefits (note 16)	30,831	142,124
Rent	17,764	33,904
Administrative and general	13,219	28,777
Insurance	7,902	44,837
Meals	3,960	1,452
Amortization (note 9)	1,279	1,747
Travel and accommodation	437	4,480
Investor relations	120	28,287
	$359,103	$648,129

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

16.	Related party balances and transactions

Related parties include the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties). The amounts due to related parties are unsecured, non-interest bearing and due on demand.

(a) the Company entered into the following transactions with related parties:

		Three Months Ended
	Notes	July 31,
		2012	2011
Marrelli Support Services Inc.("MSSI")	(i)	$11,865	$13,099
DSA Corporate Services Inc. ("DSA")	(ii)	$4,658	$2,665
H.R. Snyder Consultants	(iii)	$9,375	$12,500

(i) The Chief Financial Officer ("CFO") of the Company is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the consolidated statements of loss. As at July 31, 2012, MSSI was owed $25,659 (April 30, 2012 - $25,750) and the amount was included in amounts payable and other liabilities.

(ii) The CFO of the Company is an officer of DSA. Fees relate to corporate secretarial services provided by DSA. These costs are reflected in professional fees in the consolidated statements of loss. As at July 31, 2012, DSA was owed $1,320 (April 30, 2012 - $1,300) and the amount was included in amounts payable and other liabilities.

(iii) Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Company. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the consolidated statements of loss.

(b) In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Remuneration of Directors and key management personnel of the Company was as follows:

	2012	2011
Three months ended July 31,	$	$

Salaries and benefits(1)	240,699	63,500
Share based payments	(201,585)	238,978
	39,114	302,478

(1)The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services and officers are entitled to stock options and cash remuneration for their services.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

17.	Segmented information

July 31, 2012	Canada	United States	Total

Cash and cash equivalents	$17,310,357	$10,716	$17,321,073
Amounts receivable and other assets	145,228	15,044	160,272
Available-for-sale investment	16,125	-	16,125

	17,471,710	25,760	17,497,470
Interest in exploration properties and deferred exploration expenditures	-	4,208,534	4,208,534

	$17,471,710	$4,234,294	$21,706,004

April 30, 2012	Canada	United States	Total

Cash and cash equivalents	$17,797,694	$12,889	$17,810,583
Amounts receivable and other assets	145,636	14,819	160,455
Available-for-sale investment	24,250	-	24,250

	17,967,580	27,708	17,995,288
Interest in exploration properties and deferred exploration expenditures	-	4,208,534	4,208,534
Equipment	17,055	-	17,055

	$17,984,635	$4,236,242	$22,220,877

18.	Commitment and contingencies

Environmental contingencies

The Company's activities are subject to environmental regulation (including regular environmental impact assessments and permitting) in each of the jurisdictions in which its mineral properties are located. Such regulations cover a wide variety of matters including, without limitation, prevention of waste, pollution and protection of the environment, labour relations and worker safety. The Company may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. It is likely that environmental legislation and permitting will evolve in a manner which will require stricter standards and enforcement. This may include increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a higher degree of responsibility for companies, their directors and employees.

The Company has not determined and is not aware whether any provision for such costs is required and is unable to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2012 and 2011
(Expressed in Canadian dollars)
(Unaudited)

19.	Subsequent events

(i) On August 7, 2012, the Company signed the Business Combination Agreement to enter into a business combination, pursuant to which Bridgeport will acquire Premier Gold's wholly-owned subsidiary, Premier Royalty by way of plan of arrangement pursuant to the Business Corporations Act (Ontario).

(ii) On August 13, 2012, 45,000 stock options of the Company expired unexercised.